UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
       HERRON,     HAROLD     F.

       877 NORTH 8TH WEST
       RIVERTON,  WY   82501
    USA
2. Issuer Name and Ticker or Trading Symbol
       RUBY MINING COMPANY
       RUMC
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
      MAY 31, 2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
     SECRETARY
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
    $.001 Par Value Common |N/A   |    | |NONE              |   |N/A        |20                 |D     |                           |
Stock                      |      |    | |                  |   |           |                   |      |                           |
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    $.001 Par Value Common |05/25/|U   | |1,764,027 (a)     |D  |NIL        |1,900,000          |I (b) |By USE                     |
Stock                      |01    |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Form 4 for May 31,
2001.
(a) Shares were cancelled in connection with a Plan and Agreement of Share Exchange.
(b) Consists of shares held by U.S. Energy Corp. ("USE"), formerly a majority shareholder of Ruby Mining
Company ("Ruby").  The Reporting Person is a director of both USE and Ruby.
The Reporting Person is not a
controlling shareholder of USE, and therefore the Reporting Person does not have a pecuniary interest in the Ruby shares held by USE, under Rule 16a-1(a)(2)(iii). The Reporting Person disclaims beneficial and pecuniary interest in the Ruby shares held by
USE.
NOTE: Pursuant to SEC Rule 16a-1(a)(2), information on USE is not required, however, Registrant has undertaken comprehensive disclosure and reports the Ruby shares held by USE as indirectly owned by the Reporting
Person.
SIGNATURE OF REPORTING PERSON
   /s/   HAROLD F. HERRON
DATE
    JUNE 8, 2001